SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No.3)

                            ALYSIS TECHNOLOGIES, INC.
                       (Name of Subject Company (Issuer))

                                PITNEY BOWES INC.
                                       and
                             MAUI ACQUISITION CORP.
                       (Name of Filing Persons (Offerors))

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                    449194109
                      (CUSIP Number of Class of Securities)

                                 SARA MOSS, ESQ.
                                PITNEY BOWES INC.
                               WORLD HEADQUARTERS
                        STAMFORD, CONNECTICUT 06926-0700

                                   COPIES TO:

                              DOUGLAS A. CIFU, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13c-4.

[_]  going-private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 3 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on March 29, 2001 (as subsequently amended and supplemented, the "Schedule TO") by Maui Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Pitney Bowes Inc., a Delaware corporation ("Parent"). On April 13, 2001, the Purchaser and Parent filed Amendment No.1 to Schedule TO. On April 26, 2001, the Purchaser and Parent filed Amendment No. 2 to Schedule TO. The Schedule TO related to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Common Shares"), of Alysis Technologies, Inc. (the "Company") and all the outstanding shares of class B common stock of the Company, par value $0.01 per share (the "Class B Shares" and, together with the Common Shares, the "Shares"), at a purchase price of $1.39 per Share, net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 29, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEM 6   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

and

ITEM 8   INTEREST IN SECURITIES OF THE COMPANY

         Item 6 and 8 of Schedule TO are amended and supplemented to include the following information:

         "The Offer expired at 5:00 p.m., New York City time, on Wednesday, May 2, 2001, following the expiration of a Subsequent Offering Period begun at 9:00 a.m. New York City time on April 26, 2001. Based upon a preliminary count from the Depositary, as of 5:00 p.m. New York City time, May 2, 2001, approximately 10,231,369 Common Shares and 2,417,112 Class B Shares had been tendered pursuant to the Offer prior to the expiration of the Subsequent Offering Period. Such Shares constituted approximately 91.26% of the outstanding Common Shares and 100% of the outstanding Class B Shares. All Shares validly tendered and not withdrawn prior to 12:00 midnight, New York City time on April 25, 2001 (the initial expiration date of the Offer), were accepted for payment pursuant to the terms of the Offer. Payment for such accepted Shares has been made to the Depositary on April 27, 2001. The Depositary has been instructed to immediately accept and promptly pay for all validly tendered Shares as they are tendered during the Subsequent Offering Period.

         Parent intends to effect the Merger of the Purchaser with and into the Company on May 3, 2001, or as soon as practicable thereafter. Since the Purchaser owns more than 90% of each class of the Company's outstanding classes of capital stock entitled to vote on the Merger, under Section 253 of the DGCL, the Merger will be consummated without a vote or a meeting of the Stockholders. Pursuant to the Merger, Shares that were not


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


tendered into the Offer (other than Shares held in the treasury of the Company or Shares owned by the Purchaser, which Shares will be cancelled without any conversion thereof and no payment or distributions will be made with respect thereto) will be canceled and converted automatically into the right to receive $1.39 per Share in cash (subject to applicable withholding taxes), without interest, subject to the rights of the holders of non-tendered Shares to seek appraisal of the fair market value thereof pursuant to Section 262 of the DGCL. Following the Merger, the Company will become a wholly owned subsidiary of Pitney Bowes."

ITEM 12  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

         (a)(1)(I) Text of the Press Release issued by Pitney Bowes Inc. and Alysis Technologies, Inc. on May 3, 2001






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


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2001

                                                  Pitney Bowes Inc.


                                                  By: /s/ Bruce P. Nolop
                                                      -------------------------
                                                  Name:  Bruce P. Nolop
                                                  Title: Executive VP & CFO



                                                  Maui Acquisition Corp.


                                                  By: /s/ Bruce P. Nolop
                                                      -------------------------
                                                  Name:  Bruce P. Nolop
                                                  Title: Executive Officer






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


                                INDEX TO EXHIBITS


      EXHIBIT NUMBER                    DESCRIPTION
      --------------                    -----------

      (a)(1)(I)               Text of the Press Release issued by
                              Pitney Bowes Inc. and Alysis
                              Technologies, Inc. on May 3, 2001










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